

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Mr. Daniel K. Lee
Chief Financial Officer
ReneSola Ltd.
No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People's Republic of China

Re: ReneSola Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 25, 2014
File No. 001-33911

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 15. Controls and Procedures, page 111

Disclosure Controls and Procedures, page 111

1. We note you disclosed herein that "Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2012". We also note you disclosed that based on that

evaluation, your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of December 31, 2013. Please tell us the date your management evaluated your disclosure controls and procedures effectiveness. If true, revise the filing to disclose management's evaluation date was December 31, 2013. Refer to the guidance at Item 307 of Regulation S-K. Please file a full amendment to your 2013 Form 20-F, including updated certifications, in response to this comment.

Exhibit 13.1

2. We note this Section 906 certification signed by your chief executive officer is dated April 25, 2015 but this Form 20-F was filed on April 25, 2014. Please file a full amendment of your 2013 Form 20-F to include certifications that are dated as of the date you filed your Form 20-F.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or Jay Webb, Reviewing Accountant, at (202) 551-3603, if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief